SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

January 19, 2022

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

Smith+Nephew acquires novel cementless partial knee system
19 January 2022

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, announces the acquisition of Engage Surgical, owner of the only cementless unicompartmental (partial) knee system commercially available in the US.

This acquisition strongly supports Smith+Nephew's strategy for growth by transforming its business through innovation and acquisition, while also providing differentiation for its customers. The Engage Surgical Partial Knee System is a novel, modern cementless knee implant to serve a resurgent segment driven by the potential for better long-term fixation through biologic integration, shorter operating times, and the shift to Ambulatory Surgery Centers (ASCs).

Randy Kilburn, Executive Vice President & General Manager, Reconstruction, Robotics and Digital, said:

"Smith+Nephew is now the only medical device company offering both cemented and cementless partial knee implants in the US, as well as robotics-assistance through the CORI◊ Surgical System that is well-suited for the precise alignment needed. Through our Sports Medicine franchise we have an established, strong position in ASCs where the vast majority of partial knees in the US are performed. Our VISIONAIRE◊ business, the high performance and small footprint of CORI, plus our partial knee portfolio, is a unique compelling offering for customers."

The acquisition will drive Smith+Nephew's Robotics and Real Intelligence strategy. Partial knee procedures are well-matched for robotics due to the need for precise alignment and Smith+Nephew's CORI Surgical System already supports the cemented JOURNEY II◊ unicompartmental knee. The Engage Surgical Partial Knee System is optimised for robotics and will have an application with CORI in the future. Engage Surgical's Partial Knee System also complements Smith+Nephew's focus on serving the growing outpatient market, with an increasing proportion of knee procedures performed in ASCs.

Dan Justin, Chief Executive Officer, Engage Surgical, said:

"The Engage Surgical Team is excited about joining Smith+Nephew to help expand the impact of the Engage Surgical Partial Knee System and integrating it with the CORI Surgical System. Smith+Nephew is well-suited and well-prepared to continue our mission of providing better outcomes for knee arthroplasty patients."

With Engage Surgical's Partial Knee System, Smith+Nephew expects to be able to drive market expansion in the US, and in time in other markets as regulatory approvals are secured. Engage Surgical's Partial Knee System currently has regulatory clearance in the US where it is in limited market release.

The partial knee market is currently worth approximately $300 million in the US (SmartTRAK) and is expected to grow faster than the total knee market and by around 4% per annum through 2029 (Millennium Research Group, Inc). Smith+Nephew expects cementless partial knees will grow ahead of overall partial knees, in line with recent patterns seen in the cementless segment.

The cost of the acquisition is up to $135 million contingent on sales performance. The acquisition was financed from existing cash and debt facilities. Engage Surgical is located in Orlando, Florida.

Enquiries

Investors
Andrew Swift	+44 (0) 1923 477433
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global franchises of Orthopaedics, Advanced Wound Management and Sports Medicine & ENT.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $4.6 billion in 2020. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on Twitter, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: risks related to the impact of COVID, such as the depth and longevity of its impact, government actions and other restrictive measures taken in response, material delays and cancellations of elective procedures, reduced procedure capacity at medical facilities, restricted access for sales representatives to medical facilities, or our ability to execute business continuity plans as a result of COVID; economic and financial conditions in the markets we serve, especially those affecting health care providers, payers and customers (including, without limitation, as a result of COVID); price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers (including, without limitation, as a result of COVID); competition for qualified personnel; strategic actions, including acquisitions and dispositions, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations

.. ◊ Trademark of Smith+Nephew. Certain marks registered US Patent and Trademark Office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: January 19, 2022

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary